                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                          For the month of August 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F
               -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No   X
         -----    -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: August 14, 2006                   By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

           BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS 321,504
                 MILLION DURING THE FIRST SEVEN MONTHS OF 2006 *

MEDELLIN, COLOMBIA. AUGUST 14, 2006

BANCOLOMBIA reported accumulated unconsolidated net income of Ps 321,504 million as of July 31, 2006. For the first seven months of 2006, the total net interest income, including investment securities amounted to Ps 584,166 million. Additionally, total net fees and income from services amounted to Ps 326,094 million.

Total assets amounted to Ps 25.27 trillion in July 2006, total deposits totaled Ps 15.91 trillion and BANCOLOMBIA's total shareholders' equity amounted to Ps
3.05 trillion.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 2.91% as of July 31, 2006, and the level of allowance for past due loans was 120.59%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in July 2006 was as follows: 17.9% of total deposits, 20.7% of total net loans, 18.5% of total savings accounts, 20.2% of total checking accounts and 14.5% of total time deposits.

* This report corresponds to the unconsolidated financial statements of BANCOLOMBIA, giving effect to the merger. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

CONTACTS

Sergio Restrepo       Jaime A. Velasquez    Mauricio Botero
Executive VP          Financial VP          IR Manager
Tel.: (574) 5108668   Tel.: (574) 5108666   Tel.: (574) 5108866

                                                              (BANCOLOMBIA LOGO)

                                                                       JULY 2006

                                                                                               GROWTH
BANCOLOMBIA S.A.                                                                          ----------------
BALANCE SHEET                                                      AS OF                   MONTH    ANNUAL
(Ps Millions)                                        JUL-05       JUN-06       JUL-06        %         %
                                                   ----------   ----------   ----------   -------   ------
ASSETS
Cash and due from banks                               808.928      936.386    1.413.219     50,92%   74,70%
Overnight funds sold                                  392.041      532.689       23.684    -95,55%  -93,96%
TOTAL CASH AND EQUIVALENTS                          1.200.969    1.469.075    1.436.903     -2,19%   19,65%
                                                   ----------   ----------   ----------   -------   ------
DEBT SECURITIES                                     6.136.279    6.035.334    5.150.105    -14,67%  -16,07%
Trading                                             3.439.317    3.336.797    2.432.651    -27,10%  -29,27%
Available for Sale                                  1.752.542    1.459.238    1.474.103      1,02%  -15,89%
Held to Maturity                                      944.420    1.239.299    1.243.351      0,33%   31,65%
EQUITY SECURITIES                                     809.326      920.907      923.390      0,27%   14,09%
Trading                                                 1.037        2.811        2.822      0,39%  172,13%
Available for Sale                                    808.289      918.096      920.568      0,27%   13,89%
Market value allowance                                -37.800      -40.507      -39.548     -2,37%    4,62%
NET INVESTMENT SECURITIES                           6.907.805    6.915.734    6.033.947    -12,75%  -12,65%
                                                   ----------   ----------   ----------   -------   ------
Commercial loans                                    9.765.538   11.475.783   12.067.559      5,16%   23,57%
Consumer loans                                      1.908.197    2.280.338    2.318.226      1,66%   21,49%
Small business loans                                   97.021       73.968       92.700     25,32%   -4,45%
Mortgage loans                                      1.456.791    1.708.818    1.776.095      3,94%   21,92%
Allowance for loans and financial leases losses      -562.187     -548.244     -567.422      3,50%    0,93%
NET TOTAL LOANS AND FINANCIAL LEASES               12.665.360   14.990.663   15.687.158      4,65%   23,86%
                                                   ----------   ----------   ----------   -------   ------
Accrued interest receivable on loans                  172.695      148.921      164.734     10,62%   -4,61%
Allowance for accrued interest losses                 -11.894       -7.234       -8.316     14,96%  -30,08%
NET TOTAL INTEREST ACCRUED                            160.801      141.687      156.418     10,40%   -2,73%
                                                   ----------   ----------   ----------   -------   ------
Customers' acceptances and derivatives                 76.652       56.096      170.812    204,50%  122,84%
Net accounts receivable                               160.000      215.477      205.880     -4,45%   28,68%
Net premises and equipment                            338.347      341.602      344.080      0,73%    1,69%
Foreclosed assets                                      49.751       23.855       21.654     -9,23%  -56,48%
Prepaid expenses and deferred charges                  37.397       27.108       47.352     74,68%   26,62%
Goodwill                                               60.396       53.991       51.687     -4,27%  -14,42%
Other                                                 187.618      426.998      464.749      8,84%  147,71%
Reappraisal of assets                                 622.902      668.858      653.258     -2,33%    4,87%
                                                   ----------   ----------   ----------   -------   ------
TOTAL ASSETS                                       22.467.998   25.331.144   25.273.898     -0,23%   12,49%
                                                   ==========   ==========   ==========   =======   ======
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                2.666.541    3.434.429    3.427.251     -0,21%   28,53%
Checking accounts                                   2.347.695    3.149.113    3.008.445     -4,47%   28,14%
Other                                                 318.846      285.316      418.806     46,79%   31,35%
                                                   ----------   ----------   ----------   -------   ------
INTEREST BEARING                                   10.581.028   12.288.793   12.477.946      1,54%   17,93%
Checking accounts                                     181.353      303.297      333.029      9,80%   83,64%
Time deposits                                       3.709.128    3.286.884    3.250.515     -1,11%  -12,36%
Savings deposits                                    6.690.547    8.698.612    8.894.402      2,25%   32,94%
                                                   ----------   ----------   ----------   -------   ------
TOTAL DEPOSITS                                     13.247.569   15.723.222   15.905.197      1,16%   20,06%
Overnight funds                                     1.036.935    1.348.952    1.564.576     15,98%   50,88%
Bank acceptances outstanding                           46.845       60.726       70.720     16,46%   50,97%
Interbank borrowings                                1.312.543    1.892.777    1.617.375    -14,55%   23,22%
Borrowings from domestic development banks            954.008      864.606      851.352     -1,53%  -10,76%
Accounts payable                                      890.837      796.737      588.171    -26,18%  -33,98%
Accrued interest payable                              147.902      130.942      132.133      0,91%  -10,66%
Other liabilities                                     210.499      271.014      255.483     -5,73%   21,37%
Bonds                                               1.462.815      979.686      957.251     -2,29%  -34,56%
Accrued expenses                                      283.476      261.236      278.285      6,53%   -1,83%
                                                   ----------   ----------   ----------   -------   ------
TOTAL LIABILITIES                                  19.593.429   22.329.898   22.220.543     -0,49%   13,41%
                                                   ==========   ==========   ==========   =======   ======
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                        363.914      363.914      363.914      0,00%    0,00%
                                                   ----------   ----------   ----------   -------   ------
RETAINED EARNINGS                                   1.275.290    1.519.876    1.550.447      2,01%   21,58%
Appropiated                                           861.300    1.228.943    1.228.943      0,00%   42,68%
Unappropiated                                         413.990      290.933      321.504     10,51%  -22,34%
                                                   ----------   ----------   ----------   -------   ------
REAPPRAISAL AND OTHERS                              1.130.744    1.145.247    1.136.288     -0,78%    0,49%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES      104.621      -27.791        2.706   -109,74%  -97,41%
                                                   ----------   ----------   ----------   -------   ------
TOTAL SHAREHOLDER'S EQUITY                          2.874.569    3.001.246    3.053.355      1,74%    6,22%
                                                   ==========   ==========   ==========   =======   ======
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY         22.467.998   25.331.144   25.273.898     -0,23%   12,49%
                                                   ==========   ==========   ==========   =======   ======

                                                              (BANCOLOMBIA LOGO)

                                                                       July 2006


BANCOLOMBIA S.A.                                            ACCUMULATED         GROWTH         MONTH          GROWTH
INCOME STATEMENT                                       ---------------------    ANNUAL   -----------------    MONTH
(Ps Millions)                                            JUL-05      JUL-06       %       JUN-06    JUL-06      %
                                                       ---------   ---------   -------   -------   -------   -------
INTEREST INCOME AND EXPENSES
Interest on loans                                      1.002.822   1.022.878      2,00%  151.323   160.291      5,93%
Interest on investment securities                        372.767     (10.028)  -102,69%  (58.746)   36.120   -161,49%
Overnight funds                                           11.437      15.649     36,83%    2.798     3.406     21,73%
TOTAL INTEREST INCOME                                  1.387.026   1.028.499    -25,85%   95.375   199.817    109,51%
                                                       ---------   ---------   -------   -------   -------   -------
Interest expense
Checking accounts                                          3.285       4.474     36,19%      671       564    -15,95%
Time deposits                                            169.862     122.572    -27,84%   17.808    17.595     -1,20%
Savings deposits                                         137.886     136.077     -1,31%   21.332    24.445     14,59%
TOTAL INTEREST ON DEPOSITS                               311.033     263.123    -15,40%   39.811    42.604      7,02%
                                                       ---------   ---------   -------   -------   -------   -------
Interbank borrowings                                      25.586      65.429    155,72%    9.136     9.311      1,92%
Borrowings from domestic development banks                44.278      33.551    -24,23%    4.529     4.548      0,42%
Overnight funds                                           31.112      34.526     10,97%    5.366     6.361     18,54%
Bonds                                                     68.313      47.704    -30,17%    6.241     6.130     -1,78%
TOTAL INTEREST EXPENSE                                   480.322     444.333     -7,49%   65.083    68.954      5,95%
                                                       ---------   ---------   -------   -------   -------   -------
NET INTEREST INCOME                                      906.704     584.166    -35,57%   30.292   130.863    332,01%
Provision for loan and accrued interest losses, net      (77.060)    (98.682)    28,06%   (2.784)  (21.728)   680,46%
Recovery of charged-off loans                             35.381      36.060      1,92%    4.382     6.532     49,06%
Provision for foreclosed assets and other assets         (35.586)    (18.060)   -49,25%   (2.009)   (3.848)    91,54%
Recovery of provisions for foreclosed assets and
   other assets                                           24.597      58.916    139,53%   45.334     1.482    -96,73%
                                                       ---------   ---------   -------   -------   -------   -------
TOTAL NET PROVISIONS                                     (52.668)    (21.766)   -58,67%   44.923   (17.562)  -139,09%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
   AND ACCRUED INTEREST LOSSES                           854.036     562.400    -34,15%   75.215   113.301     50,64%
                                                       ---------   ---------   -------   -------   -------   -------
Commissions from banking services and other services      34.837      46.227     32,70%    8.687     7.534    -13,27%
Electronic services and ATM's fees, net                   75.921      50.201    -33,88%    7.458     7.651      2,59%
Branch network services, net                              26.895      30.705     14,17%    4.624     4.554     -1,51%
Collections and payments fees, net                        31.966      39.688     24,16%    6.122     5.844     -4,54%
Credit card merchant fees, net                             5.460       5.043     -7,64%      651       729     11,98%
Credit and debit card fees, net                          104.687     139.734     33,48%   20.122    21.483      6,76%
Checking fees, net                                        32.298      34.230      5,98%    4.744     5.150      8,56%
Check remittance, net                                      5.813       6.476     11,41%      930       887     -4,62%
International operations, net                             12.856      15.511     20,65%    2.728     2.822      3,45%
TOTAL FEES AND OTHER SERVICE INCOME                      330.733     367.815     11,21%   56.066    56.654      1,05%
                                                       ---------   ---------   -------   -------   -------   -------
Other fees and service expenses                          (23.808)    (41.721)    75,24%   (5.374)   (7.994)    48,75%
TOTAL FEES AND INCOME FROM SERVICES, NET                 306.925     326.094      6,25%   50.692    48.660     -4,01%
                                                       ---------   ---------   -------   -------   -------   -------
OTHER OPERATING INCOME
Net foreign exchange gains                               (52.814)     99.717   -288,81%   45.430   (37.036)  -181,52%
Forward contracts in foreign currency                     98.904     (26.747)  -127,04%  (13.808)   35.351   -356,02%
Gains on sales of investments on equity securities            --      43.128    100,00%       --        --      0,00%
Dividend income                                           99.973     128.571     28,61%       --        33      0,00%
Communication, rent payments and others                      975         921     -5,54%      132       131     -0,76%
TOTAL OTHER OPERATING INCOME                             147.038     245.590     67,02%   31.754    (1.521)  -104,79%
                                                       ---------   ---------   -------   -------   -------   -------
TOTAL INCOME                                           1.307.999   1.134.084    -13,30%  157.661   160.440      1,76%
OPERATING EXPENSES
Salaries and employee benefits                           289.390     312.547      8,00%   47.991    44.834     -6,58%
Bonus plan payments                                        4.768       6.021     26,28%   (2.783)    1.465   -152,64%
Compensation                                               4.511       2.211    -50,99%       83       955   1050,60%
Administrative and other expenses                        373.437     359.865     -3,63%   44.188    51.922     17,50%
Deposit security, net                                     30.990      30.623     -1,18%    4.019     6.330     57,50%
Donation expenses                                            382         102    -73,30%       31        18    -41,94%
Depreciation                                              36.709      42.521     15,83%    6.334     7.318     15,54%
TOTAL OPERATING EXPENSES                                 740.187     753.890      1,85%   99.863   112.842     13,00%
                                                       ---------   ---------   -------   -------   -------   -------
NET OPERATING INCOME                                     567.812     380.194    -33,04%   57.798    47.598    -17,65%
Merger expenses                                           22.939      14.090    -38,58%    1.450     1.612     11,17%
Goodwill amortization                                     13.212      14.291      8,17%    2.306     2.304     -0,09%
NON-OPERATING INCOME (EXPENSE)
Other income                                              28.683     128.294    347,28%    8.061     3.456    -57,13%
Other expense                                            (39.581)    (90.125)   127,70%  (56.747)  (12.775)   -77,49%
TOTAL NON-OPERATING INCOME                               (10.898)     38.169   -450,24%  (48.686)   (9.319)   -80,86%
INCOME BEFORE INCOME TAXES                               520.763     389.982    -25,11%    5.356    34.363    541,58%
Income tax expense                                      (106.773)    (68.478)   -35,87%     (234)   (3.792)  1520,51%
                                                       ---------   ---------   -------   -------   -------   -------
NET INCOME                                               413.990     321.504    -22,34%    5.122    30.571    496,86%
                                                       =========   =========   =======   =======   =======   =======